Auction Rate Preferred Shares ("ARPS") Presentation Materials for:



Regarding:

**Proxy Contest for Preferred Share Trustees at
PIMCO Municipal Closed-End Funds**
*(PMF, PML,PMX, PCQ, PCK, PZC, PNF and PNI)*

December 2018



# Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF DRYDEN CAPITAL, LLC ("DRYDEN"), AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO THE PIMCO FUNDS (THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.

DRYDEN HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

DRYDEN SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. THERE IS NO ASSURANCE OR GUARANTEE WITH RESPECT TO THE PRICES AT WHICH ANY SECURITIES OF THE COMPANY WILL TRADE, AND SUCH SECURITIES MAY NOT TRADE AT PRICES THAT MAY BE IMPLIED HEREIN. THE ESTIMATES, PROJECTIONS AND PRO FORMA INFORMATION SET FORTH HEREIN ARE BASED ON ASSUMPTIONS WHICH DRYDEN BELIEVES TO BE REASONABLE, BUT THERE CAN BE NO ASSURANCE OR GUARANTEE THAT ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY WILL NOT DIFFER, AND SUCH DIFFERENCES MAY BE MATERIAL. THIS PRESENTATION DOES NOT RECOMMEND THE PURCHASE OR SALE OF ANY SECURITY. DRYDEN RESERVES THE RIGHT TO CHANGE ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. DRYDEN DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN. UNDER NO CIRCUMSTANCES IS THIS PRESENTATION TO BE USED OR CONSIDERED AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY.



# Executive Overview – Dryden Believes Change is Preferable

- Dryden is seeking one seat on each board for 8 PIMCO municipal closed-end funds (collectively, "PIMCO") that still have a substantial amount of Auction Rate Preferred Shares ("ARPS") outstanding.

  - Each board consists of 8 trustees, 2 of which are elected by the preferred shareholders as a class, and Dryden is seeking representation as one of these preferred trustees. **Thus, Dryden is seeking minority representation on each board.**

- Dryden's nominee will demonstrate a commitment to serving the best interests of ARPS holders in terms of **both** maximizing value **and** addressing the liquidity issues. **Dryden believes now is the time to refinance PIMCO's ARPS.**

- **PIMCO's recent lowball tender offer price at 85% of par was insufficient…**
  1) PIMCO's tender offer price was significantly below where its peers have provided liquidity to their own ARPS shareholders and it was below the trading prices in the secondary market.
  2) PIMCO's tender offer price was significantly below where the same trustees had tendered for less attractive ARPS within the same Fund Complex where they also serve on the board.
  3) PIMCO's lowball tender offer price was not an adequate offer of liquidity. **With only 4% of unincentivized ARPS shareholders participating in the tender, our fellow ARPS shareholders agree.**

- **PIMCO has not kept pace with the municipal closed-end fund industry in terms of ARPS redemptions.**
  - Recent innovations in the closed-end fund ("CEF") municipal financing market over the last few years have created attractive financing alternative to ARPS – PIMCO's peers have already taken advantage of these alternatives.
  - **Over 90% of the outstanding ARPS across the municipal CEF industry have been redeemed since 2008 versus only 38% having been redeemed at PIMCO.**

# DRYDEN CAPITAL

## Calculating the Breakeven Rate for PIMCO ARPS

**When do rates on alternative financing sources become equivalent to paying the penalty rate on ARPS?**

| | |
|---|---|
| **Current PIMCO Muni ARPS Interest Rate [1] (aka the "Max Rate")** | $= 110\% \times 90\% \times \dfrac{SIFMA}{(100\% - 37\%)} = \textbf{157\% × SIFMA}$ |

### VERSUS

| | |
|---|---|
| **Interest Rate for Alternative Financing Sources (See page 6 for details)** | $= \textbf{SIFMA + 100bps}$ |

So we can calculate the "Breakeven SIFMA Rate" where PIMCO shareholders are indifferent between the ARPS interest expense and the interest expense of a refinancing:

ARPS Current Interest Rate = Interest Rate for Alternative Financing Sources
$157\% \times \text{SIFMA} = \text{SIFMA} + 100\text{bps}$

**Breakeven SIFMA Rate = 1.75%**

(1) Source: PIMCO's "ARPS Max Rate" PDFs found at https://www.pimco.com/en-us/search/?q=Max%20Rate.



## ARPS Get More Expensive than Alternative Financing Very Soon!

**ARPS Are Cheaper** ← - - - - - - - - - - - - - - - - - - - - - - - - - - - - - → **ARPS Are More Expensive**

**PIMCO's Current ARPS Interest Rate: 157% x SIFMA**

**Interest Rate on Alternative Financing: SIFMA + 1.00%**

Today's SIFMA: 169bps

Breakeven SIFMA: 175bps

SIFMA Long-Term Average: 242bps

**Total Cost of Financing** (y-axis: 0.000%, 1.000%, 2.000%, 3.000%, 4.000%, 5.000%, 6.000%)

**SIFMA Rate** (x-axis: 0.000%, 0.500%, 1.000%, 1.500%, 2.000%, 2.500%, 3.000%, 3.500%, 4.000%)

**If the Fed follows through on its continued rate hike expectations, ARPS will become even more expensive this year. PIMCO's own portfolio manager, David Hammer, believes SIFMA "will continue to grind higher..." [1]**

(1) https://blog.pimco.com/en/2018/04/Tax%20Time%20Creates%20Opportunity%20in%20Short%20Term%20Munis.

# DRYDEN CAPITAL

## Today's Alternative Floating-Rate Financing Sources versus ARPS

**Most alternative sources of financing have an interest rate less than the "SIFMA + 100bps" we used on prior slides, implying an even lower breakeven rate**

|  | TOBs | VRDPs | VMTPs | iMTPs |
|---|---|---|---|---|
| Name | Tender Option Bonds | Variable Rate Demand Preferreds | Variable Rate MuniTerm Preferreds | Institutional MuniFund Term Preferreds |
| Typical Interest Rate Formula | SIFMA + 66bps | SIFMA + 100bps [1] | SIFMA + (81bps to 130bps) | SIFMA + 96bps |
| Maturity / Duration | Short-Term (1 year) | Long-term maturity for CEF, Weekly liquidity for investors [2] | Medium-Term (3-7 years) | Medium-Term (3-5 years) |
| 1940 Act Asset Coverage Requirement (%) | N.A. (if "covered") | Same as ARPS (200%) | Same as ARPS (200%) | Same as ARPS (200%) |
| Muni CEF Examples Currently Employing the Leverage | Numerous | MNP, MMU, NZF, NVG | MHI, MAV, AFB, AKP, NMZ, NAD, NEA | EIV, EVN, EIA, NYH, MAB, MIW, EMJ, EIO, EIP |

**In recent years, great strides have been made in improving the quality of non-taxable financing alternatives.  PIMCO's peers have already been taking advantage of them…**

*Source:  Annual reports / semi-annual reports filed with the SEC and press releases.*
*(1) The 100bps spread is inclusive of the credit spread to SIFMA (~10bps), the 10bps of remarketing fee and ~80bps of liquidity fees.*
*(2) Liquidity agreements usually run 2 to 3 years with high-quality 3rd party.*



# PIMCO's Lowball Tender Offer Price was Insufficient… (1 of 3)

**PIMCO's recent tender offer price was the lowest in at least 4 years and below trading prices in the secondary market**

| # | Municipal CEF Name | Ticker | Tender Date | Tender Price | # | Municipal CEF Name | Ticker | Tender Date | Tender Price |
|---|---|---|---|---|---|---|---|---|---|
| 1 | EATON VANCE CALI MUN BOND | EIA | 3/26/2018 | 100.00% | 28 | EATON VANCE CA MUNI INC | CEV | 2/23/2016 | 95.50% |
| 2 | EATON VANCE MASSACH MUN | MAB | 3/26/2018 | 100.00% | 29 | EATON VANCE MA MUNICIPAL | MMV | 2/23/2016 | 95.50% |
| 3 | EATON VANCE MICHI MUNI | MIW | 3/26/2018 | 100.00% | 30 | EATON VANCE MI MUNICIPAL | EMI | 2/23/2016 | 95.50% |
| 4 | EATON VANCE MUNI II BOND | EIV | 3/26/2018 | 100.00% | 31 | EATON VANCE NJ MUNICIPAL | EVJ | 2/23/2016 | 95.50% |
| 5 | EATON VANCE NJ MUN BD | EMJ | 3/26/2018 | 100.00% | 32 | EATON VANCE NY MUNICIPAL | EVY | 2/23/2016 | 95.50% |
| 6 | EATON VANCE NY MUNI II | NYH | 3/26/2018 | 100.00% | 33 | EATON VANCE OH MUNICIPAL | EVO | 2/23/2016 | 95.50% |
| 7 | EATON VANCE OHIO MUN BD | EIO | 3/26/2018 | 100.00% | 34 | EATON VANCE PA MUNICIPAL | EVP | 2/23/2016 | 95.50% |
| 8 | EATON VANCE PA MU BD | EIP | 3/26/2018 | 100.00% | 35 | EATON VANCE CALI MUN BOND | EIA | 12/2/2015 | 95.50% |
| 9 | EATON VANCE CA MUNI INC | CEV | 3/26/2018 | 100.00% | 36 | EATON VANCE MASSACH MUN | MAB | 12/2/2015 | 95.50% |
| 10 | EATON VANCE MA MUNICIPAL | MMV | 3/26/2018 | 100.00% | 37 | EATON VANCE MICHI MUNI | MIW | 12/2/2015 | 95.50% |
| 11 | EATON VANCE MI MUNICIPAL | EMI | 3/26/2018 | 100.00% | 38 | EATON VANCE MUNI II BOND | EIV | 12/2/2015 | 95.50% |
| 12 | EATON VANCE MUNICIPAL | EVN | 3/26/2018 | 100.00% | 39 | EATON VANCE NJ MUN BD | EMJ | 12/2/2015 | 95.50% |
| 13 | EATON VANCE NJ MUNICIPAL | EVJ | 3/26/2018 | 100.00% | 40 | EATON VANCE NY MUNI II | NYH | 12/2/2015 | 95.50% |
| 14 | EATON VANCE NY MUNICIPAL | EVY | 3/26/2018 | 100.00% | 41 | EATON VANCE OHIO MUN BD | EIO | 12/2/2015 | 95.50% |
| 15 | EATON VANCE OH MUNICIPAL | EVO | 3/26/2018 | 100.00% | 42 | EATON VANCE PA MU BD | EIP | 12/2/2015 | 95.50% |
| 16 | EATON VANCE PA MUNICIPAL | EVP | 3/26/2018 | 100.00% | 43 | DREYFUS STRATEGIC | LEO | 2/28/2018 | 95.00% |
| 17 | PIONEER MUNI HI INC ADV TRST | MAV | 2/20/2018 | 100.00% | 44 | DREYFUS STRATEGIC MUNI BD | DSM | 2/28/2018 | 95.00% |
| 18 | PIONEER MUNI HI INCOME | MHI | 2/15/2018 | 100.00% | 45 | DREYFUS MUNICIPAL INCOME | DMF | 2/28/2018 | 95.00% |
| 19 | BLACKROCK MUNICIPAL 2020 | BKK | 12/4/2017 | 100.00% | 46 | EATON VANCE MUNICIPAL | EVN | 2/23/2016 | 94.50% |
| 20 | MANAGED DURATION | MZF | 7/14/2017 | 100.00% | 47 | ALLIANCE CALIF MUNI INCOME | AKP | 8/24/2015 | 94.00% |
| 21 | MFS HIGH YIELD MUNICIPAL | CMU | 2/10/2016 | 100.00% | 48 | ALLIANCE NATIONAL MUNI INC | AFB | 8/24/2015 | 94.00% |
| 22 | MFS HIGH INCOME MUNICIPAL | CXE | 2/10/2016 | 100.00% | 49 | WESTERN ASSET MUNICIPAL | MNP | 3/6/2015 | 90.00% |
| 23 | MFS INVESTMENT GRADE | CXH | 2/10/2016 | 100.00% | 50 | WESTERN ASSET MANAGED | MMU | 2/27/2015 | 90.00% |
| 24 | MFS MUNICIPAL INCOME TRUST | MFM | 2/10/2016 | 100.00% | 51 | WESTERN ASSET INTERMEDIATE | SBI | 2/20/2015 | 90.00% |
| 25 | DEUTSCHE STRATEGIC | KSM | 6/1/2015 | 100.00% | 52 | PUTNAM MANAGED MUNI | PMM | 8/9/2017 | 89.75% |
| 26 | DEUTSCHE MUNICIPAL INCOME | KTF | 6/1/2015 | 100.00% | 53 | PUTNAM MUNI OPPORTUNITIES | PMO | 8/9/2017 | 89.75% |
| 27 | ALLIANCE NATIONAL MUNI INC | AFB | 12/13/2018 | 98.75% | | **Average: 2015 - 2018 YTD** | | | **97.14%** |

**Over the last 4 years, compared to 53 other muni funds from 10 different sponsors, PIMCO's tender offer at 85% of par was the LOWEST offered.**

**Offering dramatically lower prices than industry norms to PIMCO's ARPS holders is not a bonafide offer of liquidity**

*Source: Press releases, SEC filings.*

 

# PIMCO's Lowball Tender Offer Price was Insufficient… (2 of 3)

- On June 28, 2018 (approximately 1 month before PIMCO's tender offer announcement), two AllianzGI corporate bond CEFs (NYSE: NCV and NCZ) both launched tender offers for 100% of their ARPS outstanding at **94% of par.**  These AllianzGI-managed funds and the PIMCO-managed funds are considered to be in the same "Fund Complex" according to PIMCO's proxy materials.

- In fact, **6 of the 8** current PIMCO trustees, including the preferred trustees we are trying to replace at this year's Joint Annual Meeting (Messrs. Kertess and Rappaport), also sit on both of NCV & NCZ's boards.  **Mr. Rappaport is the preferred trustee at both PIMCO and NCV / NCZ.**  How did PIMCO's current trustees, **WHO CONTROL A MAJORITY OF SEATS AT BOTH PIMCO AND NCV/NCZ**, choose such different prices for these instruments?

| | PIMCO Funds' ARPS | NCV / NCZ ARPS | |
|---|---|---|---|
| Taxable-equivalent Coupon [1] | 3.7% | 2.9% | ← All PIMCO ARPS have higher taxable-equivalent coupons… |
| 1940 Act Asset Coverage Level prior to recent tenders (%) [2] | 252%-300% (7 of 8 funds are 265%+) | 263% / 261% | ← 7 of 8 PIMCO ARPS have better asset coverage… |
| Moody's ARPS Credit Rating | Aa2 | Aa3 | ← All PIMCO ARPS have a higher credit rating… |
| Underlying Collateral | Municipal Bonds | Convertible & High-Yield Corporate Bonds | ← All PIMCO ARPS have higher quality collateral… |
| Maturity | Perpetual | Perpetual | ← Same maturities… |
| **Tender Offer Price** | **85% of par** | **94% of par** | ← Yet these were the tender prices the current trustees chose? |

## Why did the SAME trustees treat NCV/NCZ ARPS holders so much better than PIMCO's ARPS holders?

(1) *As of 6/25/18 – 6/27/18 using series A ARPS for PIMCO and assumes current marginal tax rate of 37%.  As of 6/25/18 using series A ARPS for NCV / NCZ.  Dates represent coupons immediately prior to NCV / NCZ's tender offer announcement.*

(2) *As of 6/30/18 for PIMCO and as of 2/18/18 for NCV/NCZ (both from the most recent financial statements filed before the NCV / NCZ tender offer announcement).*

# PIMCO's Lowball Tender Offer Price was Insufficient...
## (3 of 3)

- Wells Fargo, who had unique incentives not available to other ARPS holders because of its refinancing arrangement with PIMCO, represented the vast majority of shares tendered.

- **In fact, only 4% of ARPS holders excluding Wells Fargo accepted the lowball tender offer price.**

  - Even including Wells Fargo, this was the lowest municipal ARPS tender participation rate seen in at least 4 years.

- The tender offer results speak for themselves on whether the tender offer price was sufficient:

| | ARPS Shares Outstanding Pre-Tender | Wells Fargo Shares Tendered | Other ARPS Holders Shares Tendered | Total ARPS Shares Tendered | % of ARPS Tendered Excluding Wells Fargo |
|---|---|---|---|---|---|
| PMF | 7,600 | 646 | 286 | 932 | 4% |
| PML | 14,680 | 2,123 | 626 | 2,749 | 4% |
| PMX | 7,560 | 1,081 | 291 | 1,372 | 4% |
| PNF | 1,880 | 25 | 214 | 239 | 11% |
| PNI | 3,160 | 381 | 459 | 840 | 15% |
| PCQ | 6,000 | 1,078 | 97 | 1,175 | 2% |
| PCK | 6,520 | 1,276 | 97 | 1,373 | 1% |
| PZC | 5,000 | 970 | 115 | 1,085 | 2% |
| **Total** | **52,400** | **7,580** | **2,185** | **9,765** | **4%** |

- PIMCO's own tender offer documents make clear who the tender offer was actually intended for (emphasis Dryden's): "With Wells Fargo's commitment to tender 100% of its Preferred Shares...**PIMCO is of the view that the [tender] Offers will be viable and will provide a benefit to the common shareholders at this minimum level of possible participation,** taking into account the costs associated with conducting the Offers and other factors."

**As seen in the low participation rate for the tender, PIMCO's lowball tender offer price was not an adequate offer of liquidity to unincentivized ARPS shareholders**

*Source: the SC TO-Is filed by PIMCO with the SEC for each fund on July 20, 2018, and the SC 13D/As filed by Wells Fargo with the SEC for each fund on September 20, 2018.*



# PIMCO Has Not Kept Pace with the Municipal CEF Industry in terms of ARPS Redemptions

## Over 90% of the municipal CEF industry has redeemed their ARPS...



Legend: ■ARPS ■V/FMTP ■VRDP ■TOBs ■Bank Debt/Repo ■iMTP ■MFP ■Other

(USDBil)

Source: Fitch, public financial statements, and press releases.
Data in billions as of 12/31/2017, covers $35.6 billion in outstanding leverage across 159 U.S. closed-end funds.

*Source: Fitch Ratings presentation dated May 17, 2018 at the 17th Annual Capital Link Closed-End Funds and ETFs Forum.*



**DRYDEN CAPITAL**

# PIMCO Has Not Kept Pace with the Municipal CEF Industry in terms of ARPS Redemptions

> **…and PIMCO has not kept pace with the industry in even <u>ONE</u> of its relevant funds. Furthermore, the majority of ARPS redeemed to date was done in January 2009 at <u>100%</u> of par due to asset coverage / covenant concerns.**

| | ARPS Outstanding As of 11/2/2007 [1] | ARPS Redeemed in Jan. 2009 [2] | ARPS Redeemed in 3Q18 [3] | ARPS Outstanding As of 10/19/2018 [4] | Jan. 2009 Redemption % | 3Q18 Redemption % | Total Redemption % Since 12/31/07 |
|---|---|---|---|---|---|---|---|
| PMF | 8,000 | (400) | (932) | 6,668 | 5% | 12% | 17% |
| PML | 20,200 | (5,520) | (2,749) | 11,931 | 27% | 14% | 41% |
| PMX | 10,800 | (3,240) | (1,372) | 6,188 | 30% | 13% | 43% |
| PNF | 2,520 | (640) | (239) | 1,641 | 25% | 9% | 35% |
| PNI | 3,600 | (440) | (840) | 2,320 | 12% | 23% | 36% |
| PCQ | 6,000 | 0 | (1,175) | 4,825 | 0% | 20% | 20% |
| PCK | 10,400 | (3,880) | (1,373) | 5,147 | 37% | 13% | 51% |
| PZC | 7,400 | (2,400) | (1,085) | 3,915 | 32% | 15% | 47% |
| **Total** | **68,920** | **(16,520)** | **(9,765)** | **42,635** | **24%** | **14%** | **38%** |

> **Before this most recent lowball tender offer, it had been 9+ years since PIMCO took <u>any</u> action with respect to its ARPS, a glaring divergence versus its peers.**

(1)    Source:  PIMCO's definitive proxy filed 11/20/07.
(2)    Source:  PIMCO's definitive proxy filed 11/23/09.
(3)    Source: PIMCO press release dated 9/12/18.
(4)    Source: PIMCO's definitive proxy filed 11/2/18.



# "Which Nominee is More Likely to Effect the Necessary Change?"

## Dryden's Nominee – T. Matthew Buffington

- Co-founder and Portfolio Manager of Dryden Capital, LLC since 2013
  - Over 10 years of buyside experience including roles at Southpoint Capital (a hedge fund with ~$3 billion AUM) and Clayton, Dubilier & Rice (a private equity firm that has managed over $26 billion since inception)
  - Cornell University, B.A. with honors in Computer Science and Economics

- **Dryden actually owns ARPS**, aligning our interest with other ARPS holders while also providing a unique point of view to PIMCO's boards.

- Dryden's primary due diligence on ARPS within the CEF industry has lead to an expertise in that arena that is lacking with PIMCO's nominees and should **add value to board deliberations.**

- Dryden would pursue actions that benefit **ALL** stakeholders, providing a fresh perspective and being a much needed advocate at the board level for long-suffering ARPS holders.

## PIMCO's Nominees

- PIMCO's nominees each sit on **90+** different boards within PIMCO's Fund Complex leading to concerns about how much time / attention these nominees can devote to each Fund.

- Board entrenchment is a concern: PIMCO's stated strategy appears to be to increase the size of its boards and to add back its current nominees regardless of how preferred shareholders vote at this year's meeting [1].

- PIMCO's nominees own **$0** of ARPS themselves. In fact, **Dryden owns more ARPS than all the current trustees combined!**

- The current nominees have been in their trustee seat for between 8 to 17 years – a fresh viewpoint on ARPS issues is needed given recent innovations in financing alternatives.

- In every case where the interests of ARPS holders have diverged from the interests of common shareholders, PIMCO's nominees have consistently and substantially favored common shareholders when their actions are compared to their peers.

### ARPS Holders Deserve a Voice at the Board Level!

(1) *The following language appeared in PIMCO's 2018 definitive proxy statement (filed 11/2/18) despite being absent in 2017's definitive proxy statement (filed 10/23/17): "In the event that Messrs. Kertess and/or Rappaport are not re-elected by Preferred Shareholders of each Fund, as applicable, the Board of that Fund may increase its size to add one or more non-Preferred Shares Trustee positions, and may determine to appoint Messrs. Kertess and/or Rappaport to fill a vacancy."*



**DRYDEN CAPITAL**

# Conclusion: NOW is the Time for Change

- Dryden believes preferred shareholders deserve a trustee that will demonstrate a commitment to serving in their best interest on **both** addressing the liquidity issue **and** maximizing value:

  - Prior to 2018, the current preferred trustees had taken NO voluntary action in addressing the ARPS liquidity issues, only acting when forced to by asset coverage / covenant concerns over 9 years ago.

  - Then, the current preferred trustees pursued an ARPS tender offer in July 2018 that seemed targeted at a <u>SINGLE</u> incentivized ARPS holder at a price that was 1) below PIMCO's peers, 2) below the secondary market, and 3) below where the same trustees had tendered for less attractive ARPS within the same Fund Complex!

- <u>**Offering "liquidity" to long-suffering ARPS holders at an unfair price and a large discount to par isn't truly an offer of liquidity.**</u>

- <u>**The net result is that current trustees have allowed PIMCO to significantly lag the industry in terms of ARPS redemptions.**</u>

- Change is warranted given the current trustees' failure to provide liquidity to ARPS holders at levels consistent with the industry.

> **Dryden will add value to board deliberations by filling the preferred trustee seat with someone who is aligned with <u>ALL</u> ARPS holders and who will consider ARPS issues from a different viewpoint than the current board members.**



# Appendix



# Timeline

- Dryden began purchasing the Funds' ARPS in 2016.

- On April 17, 2018, Dryden began expressing its concerns about the ARPS to representatives of PIMCO who are not members of the Board ("Management"). Management's responses to our concerns lacked substance.

- On April 27, 2018, Dryden sent Management a presentation that specifically laid out our concerns in more detail.

- On May 7, 2018, Dryden and Management held a conference call to discuss the materials Dryden had sent. Again, Management refused substantive engagement. Given the lack of progress, Dryden alerted Management that Dryden planned to raise its concerns to the Board level and the Preferred Trustees.

- On May 18, 2018, Dryden e-mailed Management and members of the Boards, informally declaring an intent to nominate T. Matthew Buffington as a Preferred Trustee at the Annual Meeting while also suggesting a meeting to search for a more cooperative solution.

- On June 20, 2018, Dryden e-mailed Management and the Preferred Trustees to follow up on scheduling the meeting to search for a more cooperative solution, but Dryden did not receive a response.

- On July 9, 2018, Dryden e-mailed Management and the Preferred Trustees to again follow up on scheduling the meeting, but Dryden, again, did not receive a response.

- On July 20, 2018, PIMCO announced the tender offer at 85% of Par and on July 23, 2018, PIMCO subsequently e-mailed Dryden offering a phone call with members of Management (but denied Dryden's request to involve the Preferred Trustees).

- On July 25, 2018, Dryden held a call with Management, discussed the tender offer dated July 20, 2018, and expressed Dryden's displeasure with the price; the tender offer price was below recent prices seen in the secondary market and it represented a meaningful discount to where PIMCO's peers had tendered. In the absence of a cooperative solution from Management, Dryden alerted Management that it intended to formally nominate its own trustee candidate to the Boards.

- On August 21, 2018, after not responding to all our previous attempts to engage, the Funds' Preferred Trustees finally requested to meet with Dryden. Dryden accepted that same day.

- The meeting occurred August 30, 2018 and Dryden, again, did not receive responses to simple questions about the ARPS.

- On September 11, 2018, Dryden sent its formal notice nominating T. Matthew Buffington for election.

- On September 12, 2018, PIMCO announced the results of its tender offer. The majority of ARPS Shareholders did not participate in the tender offer. Participation was dominated by a single holder of ARPS (Wells Fargo, which also happened to be the firm providing the new VMTPS financing for any tendered ARPS).

- On September 27, 2018, PIMCO notified Dryden it would not be nominating Dryden's proposed candidate for election.



DRYDEN CAPITAL

## About the Nominee

**T. Matthew Buffington**

Mr. Buffington is a co-founder and has been the Portfolio Manager of Dryden Capital, LLC since January 2013. Previously, Mr. Buffington was a research analyst at Southpoint Capital Advisors LP, a value-oriented equity investment firm with AUM of ~$3 billion. Mr. Buffington was responsible for idea generation, investment research and portfolio monitoring across a variety of industries. Prior to joining Southpoint, Mr. Buffington worked at the private equity firm Clayton, Dubilier & Rice, LLC ("CD&R"), where he helped identify new private equity investments across a wide range of industries, advised portfolio companies as they explored strategic acquisitions and helped analyze performance. Prior to joining CD&R, Mr. Buffington worked in the Mergers & Acquisitions Group at Merrill Lynch where he advised in analyzing strategic alternatives, structuring transactions and determining valuation. Mr. Buffington graduated with honors from Cornell University where he earned a Bachelor of Arts with a double major in Computer Science and Economics. Based on Mr. Buffington's career in investment banking and principal investing, as well as his financial industry expertise, we believe he is well-qualified to serve as a trustee of the Funds.



# DRYDEN CAPITAL

## Historical SIFMA Rate

SIFMA Rate (%)

8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0

1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

ARPS are more expensive than alternatives if the SIFMA Rate is above 1.75% (assumes 157% multiplier vs. 100bps spread)

*Source: Bloomberg.*